June 8, 2006

Jason Wynn, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-6010

Re:	Petro Resources Corporation
Registration Statement on Form SB-2
File No. 333-132596

Dear Mr. Wynn:

This firm represents Petro Resources Corporation (“Company”) and we are writing in response to the staff’s letter dated April 20, 2006 to Mr. Wayne P. Hall, Chief Executive Officer of the Company. We are providing this letter concurrently with the Company’s filing of a Pre-Effective Amendment No. 1 to its Registration Statement on Form SB-2 (“Amendment”). On behalf of the Company, we provide below the Company’s responses to the staff’s letter of April 20, 2006, numbered in the order in which your comments were provided.

1. This will confirm that in providing an appropriate response to each of the Staff’s comments, the Company has endeavored to make corresponding changes to all effected disclosure in the Amendment.

2. The Company intends to engage in the exploration, development and production of exploratory oil and gas prospects as a non-operator. We have provided enhanced disclosure of this business model in the first three paragraphs on page 17 of the Prospectus made part of the Amendment and elsewhere as appropriate. All of the activities undertaken by the Company to date, including its purchase and sale of the working interest in the Palo Duro Basin, its direct investment in Hall-Houston Exploration II, L.P. and its participation in the other oil and gas prospects described under the section “Principal Oil and Gas Interests” on page 18 of the Prospectus, are representative of the Company’s current and intended method of business. As such, the Company does not draw any material distinctions between the Company’s current and intended business.

In response to your inquiry concerning the Company’s investment in Hall-Houston Exploration II, L.P., we have provided additional disclosure of the terms of the Company’s subscription in the section “Principal Oil and Gas Interests” on page 18 and the effects of the investment on the Company’s liquidity in the second and third risk factors on page 3 and the “Financial Condition” section of the MD&A on page 16.

A LAW FIRM       |      A LIMITED LIABILITY PARTNERSHIP INCLUDING OTHER LIMITED LIABILITY ENTITIES

1900 MAIN STREET      SUITE 600      IRVINE, CA      92614-7319      TEL: {949} 253-0900      FAX: {949} 253-0902      www.prestongates.com
Anchorage      Beijing      Coeur d’Alene      Hong Kong      Orange County      Portland      San Francisco      Seattle      Spokane      Taipei      Washington, DC

Jason Wynn, Esq.
Securities and Exchange Commission
June 8, 2006

3. We have updated the disclosure throughout the Prospectus, including comprehensive disclosure of the Company’s investment in Hall-Houston Exploration II, L.P. as noted in the prior response. We have also provided an updated consent from the Company’s independent accountants.

4. The Company’s common shares presently trade in the over-the-counter market. The Company has applied to list its common shares on the AMEX. In the meantime, the selling shareholders will be able to sell their common shares into the over-the-counter market.

5. We have revised the first paragraph on page 1 of the Prospectus to clarify that the Company commenced production in December 2005 but did not receive revenues from that production until February 2006. Similar revision has been made throughout the Prospectus as appropriate. This will also confirm that the Company has not derived significant production revenue from any of its prospects as of the date of the Prospectus.

6. We have revised the risk factor subheadings throughout to provide a more concise identification of the appropriate risk. We have deleted certain risk factors which contained multiple risks. We believe the remaining risk factors comply with the Staff’s comment.

7. We have removed the mitigating language referred to in your comment 7.

8. We have provided three additional risk factors relating to the Company’s investment in Hall-Houston Exploration II, L.P. We have also deleted risk factors which, upon further reflection, we considered to be more generic and have relocated the deleted disclosure to the “Business” section of the Prospectus.

9. We have revised the disclosure throughout to clarify and emphasize that the Company’s proposed method of business is to acquire and develop exploratory oil and gas prospects. Please see the first three paragraphs on page 17.

10. Please be advised that the Company has inquired of each of the selling stockholders as to whether they are a registered broker-dealer or affiliated with a registered broker-dealer. We have provided disclosure of all broker-dealer registrations and affiliations of the selling stockholders in the section “Selling Stockholders.” The only securities registered for resale by a registered broker-dealer are those securities registered on behalf of Energy Capital Solutions, L.P. Shares registered for resale by Energy Capital Solutions, L.P. represent compensation for that firm’s placement agent activities on behalf of the Company. All securities registered for resale by affiliates of registered broker-dealers were acquired by such selling stockholders as investors in the Company’s 2005 and 2006 private placements. We have been advised by such selling stockholders that they are not parties to any agreements or understandings concerning the distribution of the common shares registered on their behalf. Based on the foregoing, we do not believe that any selling stockholders are acting as underwriters.

Jason Wynn, Esq.
Securities and Exchange Commission
June 8, 2006

11. This will confirm that the Company is familiar with Telephone Interpretation A.65 and that it will apprise each of the selling stockholders of the Staff’s position on the subject of short sales.

12. Additional disclosure concerning the Company’s investment in Hall-Houston Exploration II, L.P. has been provided throughout the Prospectus, including additional disclosure of the terms of the Company’s subscription in the section “Principal Oil and Gas Interests” on page 18, the effects of the investment on the Company’s liquidity in the “Financial Condition” section of the MD&A on page 16 and additional risk factor disclosure in the first three risk factors on page 3. In addition, the Company’s subscription agreement with Hall-Houston Exploration II, L.P. and the Agreement of Limited Partnership of Hall-Houston Exploration II, L.P. have been filed as exhibits.

13. The only known trend or uncertainty at this time concerning the Company’s short-term or long-term liquidity has to do with the timing of any calls for capital contributions by the general partner of Hall-Houston Exploration II, L.P. The Company has assumed for purposes of planning and budgeting that up to 50% of its $8 million investment will be called within the next 12 months. The Company considers this to be a conservative estimate. Further disclosure of this matter has been provided in the third risk factor on page 3 and the fifth paragraph on page 16 of the Prospectus.

14. We have provided clarification in the “Our Strategy” section on page 17 of the Prospectus of management’s intention to primarily pursue exploratory oil and gas prospects. To date, all oil and gas prospects acquired by the Company have been exploratory in nature. However, some of those exploratory prospects have been successfully drilled and put into production, with the Company receiving production revenue commencing in February 2006.

15. We have identified the Company’s partner in the Palo Duro Basin project as The Meridian Resource and Exploration LLC. Please be advised that the purchase and sale agreement with Meridian was filed as Exhibit 10.3 to the Registration Statement on Form SB-2. We have revised the subsection “Various Other Oil and Gas Prospects” on page 18 of the Prospectus to clarify that the disclosure refers to potential oil and gas prospects under consideration.

16. Mr. Gary Hall’s biography has been revised as requested. Please see page 22 of the Prospectus.

17. We have provided the requested disclosure concerning the terms of the Company’s Stock Incentive Plan on page 23 of the Prospectus. We have also provided additional disclosure of the options granted to date to the Company’s outside directors in the last paragraph on page 23 of the Prospectus.

Jason Wynn, Esq.
Securities and Exchange Commission
June 8, 2006

18. The requested clarification has been provided on pages 25 and 26 of the Prospectus.

19. The requested revision has been made to the Prospectus. Please see page 28.

20. The requested disclosure has been provided in Part II “Recent Sales of Unregistered Securities.” Please see page II-2.

21. The “Undertakings” section has been revised as requested.

22. The opinion of Preston Gates & Ellis LLP has been revised to remove the limitation referred to by the Staff.

The Company has endeavored to fully respond to the staff's comments set forth in its April 20th letter. On behalf of the Company, please be advised that the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your review of the enclosed. Please contact the undersigned at (949) 623-3518 if you have any questions.

Very truly yours,

Preston Gates & Ellis llp

/S/ Daniel K. Donahue
Daniel K. Donahue

DD/df
cc:	Petro Resources Corporation
Farber Hass Hurley & McEwen, LLP